UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.   )*

Luckin Coffee Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.000002
(Title of Class of Securities)

54951L109
(CUSIP Number)

May 17, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
□: Rule 13d-1(b)
☑: Rule 13d-1(c)
□: Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54951L109	SCHEDULE 13G	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,551,392*
	6	SHARED VOTING POWER 44,704,608**
	7	SOLE DISPOSITIVE POWER 1,551,392*
	8	SHARED DISPOSITIVE POWER 44,704,608**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,256,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.63%***
12	TYPE OF REPORTING PERSON CO

*	Represented by 193,924 American depositary shares (“ADS”), each of which represents eight Class A Ordinary Shares, held by GIC Private Limited.

**
Represented by (1) 56,076 ADS, each of which represents eight Class A Ordinary Shares, held by GIC Private Limited and (2) 44,256,000 Class B Shares, each of which are convertible into one Class A Ordinary Share at any time by the holder thereof.

***
Based upon (1) 295,134,912 Class A Ordinary Shares issued and outstanding, according to the Issuer’s prospectus dated May 16, 2019 and (2) 44,256,000 Class B Shares, each of which are convertible into one Class A Ordinary Share.

CUSIP No. 54951L109	SCHEDULE 13G	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GIC Special Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,256,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,256,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,256,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.04%
12	TYPE OF REPORTING PERSON CO

*	Represented by 44,256,000 Class B Shares, each of which are convertible into one Class A Ordinary Share at any time by the holder thereof.

CUSIP No. 54951L109	SCHEDULE 13G	Page 4 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carob Investment Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,256,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,256,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,256,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.04%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 54951L109	SCHEDULE 13G	Page 5 of 7

ITEM 1
(a)	Name of Issuer

Luckin Coffee Inc. (the “Issuer”)
(b)	Address of Issuer's Principal Executive Offices
17F Block A, Tefang Portman Tower
No. 81 Zhanhong Road
Siming District, Xiamen, Fujian
People’s Republic of China, 361008

ITEM 2

(a)	Names of Persons Filing
GIC Private Limited
GIC Special Investments Pte. Ltd.
Carob Investment Pte. Ltd.

(b)	Address of Principal Business Office or, if none, Residence
The address for GIC Private Limited, GIC Special Investments Pte. Ltd. and Carob Investment Pte. Ltd. is as follows:

168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Republic of Singapore

(c)	Citizenship
GIC Private Limited – Republic of Singapore
GIC Special Investments Pte. Ltd. – Republic of Singapore
Carob Investment Pte. Ltd. – Republic of Singapore

(d)	Title of Class of Securities
Class A Ordinary Shares, par value US$0.000002 per share
(e)	CUSIP Number
54951L109

ITEM 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

ITEM 4	Ownership
Ownership information with respect to GIC Private Limited, GIC Special Investments Pte. Ltd. and Carob Investment Pte. Ltd. is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

CUSIP No. 54951L109	SCHEDULE 13G	Page 6 of 7

Carob Investment Pte. Ltd. shares the power to vote and the power to dispose of 44,256,000 Class B shares held directly by it with GIC Special Investments Pte. Ltd. and GIC Private Limited.  GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited.
GIC Private Limited is a fund manager and only has two clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC Private Limited has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC Private Limited has the sole power to vote and power to dispose of the 1,551,392 Class A Shares beneficially owned by it.  GIC Private Limited shares power to vote and dispose of 448,608 Class A Shares beneficially owned by it with MAS.
ITEM 5	Ownership of Five Percent or Less of a Class
Not applicable.

ITEM 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

ITEM 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

ITEM 8          Identification and Classification of Members of the Group
Not applicable.

ITEM 9	Notice of Dissolution of Group
Not applicable.

ITEM 10	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 54951L109	SCHEDULE 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2019

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

CAROB INVESTMENT PTE. LTD.

By:	/s/ Ankur Meattle
Name:	Ankur Meattle
Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A
Joint Filing Agreement
In accordance with Rule 13d-1(k) promulgated under the U.S. Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Ordinary Shares, par value $0.000002 per share, of Luckin Coffee Inc., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of June 3, 2019.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

CAROB INVESTMENT PTE. LTD.

By:	/s/ Ankur Meattle
Name:	Ankur Meattle
Title:	Authorized Signatory